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                                                                    EXHIBIT 23.1

KPMG
One Biscayne Tower                                       Telephone 305-358-2300
Suite 2800                                               Fax 305-913-2692
2 South Biscayne Boulevard
Miami, FL 33131


                         INDEPENDENT AUDITORS' CONSENT


The Board of Directors
SystemOne Technologies Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-86757 and No. 333-50401) on Form S-3 and registration statement (No. 333-70379) on Form S-8 of SystemOne Technologies Inc. (the "Company"), of our report dated March 2, 2001, relating to the balance sheets of SystemOne Technologies Inc. as of December 31, 2000 and 1999, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, which report appears in the December 31, 2000, annual report on Form 10-KSB of SystemOne Technologies Inc.

Our report dated March 2, 2001, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations primarily resulting from the significant expenses incurred in the establishment of its national direct marketing and distribution organization and has a net capital deficiency. The Company may also need to raise additional capital that may be required to pay maturing issues of long-term debt and redeemable convertible preferred stock. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management plans to address these matters, relating principally to a recently executed marketing and distribution agreement with Safety-Kleen Services, Inc. are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



                                                 /s/ KPMG LLP
                                                 -------------------------


April 2, 2001